

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Gary Fischer
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

>   **Re: AXT, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 15, 2022**
>   **File No. 000-24085**

Dear Gary Fischer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.   At the onset of Item 1, please revise your future annual filing to disclose prominently the following:
   - whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
   - whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
   - whether you have been or expect to be identified by the Commission under the HFCAA; and
   - a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

2.   In your future annual filing, at the onset of Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your Item 1A disclosures should address, but not necessarily be limited to, the risks highlighted in Item 1.

3.   In your future annual filing, at the onset of Item 1, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Item 1A. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

4.   In your future annual filing, at the onset of Item 1, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Item 1A. Risk Factors, page 16

5.   Please update and/or conform the risk factor disclosures in your Form 10-K, related to your operations in China, with the disclosures in your amended Form S-3 that was declared effective on May 17, 2022, as applicable. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your future annual filing, as applicable, in your response to us.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing